From: Elevate Money <noreply@elevate.money>
Sent: Tuesday, May 23, 2023 9:40 AM
To: [redacted]
Subject: The Boxabl Revolution

Elevate.Money

In this video, Elevate Money Co-Founder & CMO Sach Jhangiani shares his thoughts on how Boxabl's game-changing modular home innovation has solved the shipping challenges of manufacturing homes.


BOXABL
REVOLUTION

It's unknown where this technology is going to go. It's the first time we're seeing such a big transformational shift in the largest industry in the world, which is housing.

What we do know is that Elevate Money and Boxabl are going to find out

together.

Every investor is invited to join us on that journey.

Elevate Money and Boxabl have joined forces to launch a revolutionary new real estate investment fund dedicated to the future of housing, coming Summer 2023.

Join The Waitlist